FORM 6-K
                                    --------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934



For the month of          FEBRUARY                                      2005
                          --------------------------------------      ---------
Commission File Number    000-23464
                          --------------------------------------      ---------

                                HUMMINGBIRD LTD.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                          Form 40-F      X
                         ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                              No  X
                   ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                DOCUMENT INDEX


Document                                                                Page No.
--------                                                                --------

   1.      Notice of Annual Meeting of Shareholders pertaining             4
           to the annual meeting of shareholders to be held on March 9, 2005.

   2.      Management Proxy Circular and Solicitation of Proxies           6
           pertaining to the annual meeting of shareholders to be held on March 9, 2005

   3.      Certification of Annual Filings by the President
           and Chief Executive Officer                                    20

   4.      Certification of Annual Filings by the Chief                   22
           Financial Officer

                                                                     DOCUMENT 1

                                HUMMINGBIRD LTD.

                                1 Sparks Avenue
                            Toronto, Ontario, Canada
                                    M2H 2W1
                                  ___________


                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of Hummingbird Ltd. ("Hummingbird" or the "Corporation") will be held at The Hummingbird Centre for the Performing Arts, 1 Front Street East, Toronto, Ontario, M5E 1B2 on Wednesday, March 9, 2005 at 10:00 a.m. for the following purposes:

(a) to receive the financial statements of Hummingbird for the year ended September 30, 2004, together with the auditors' report thereon;

(b) to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

(c)     to elect eight directors for the ensuing year; and

(d)     to transact such other business as may properly come before the Meeting.

The Management Proxy Circular and a copy of the 2004 Annual Report, including the audited financial statements for the year ended September 30, 2004, accompany this notice of Meeting. It is important to you and to Hummingbird that your shareholdings be represented and that your wishes be made known at the Meeting. If you cannot be present to vote in person, please complete and sign the enclosed form of proxy and return it in the envelope provided. To be effective, proxies must be received before 5:00 p.m. (Toronto time) on Tuesday, March 8, 2005, by CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario.

BY ORDER OF THE BOARD



INDER P.S. DUGGAL
CFO and Secretary


February 4, 2005

                                                                     DOCUMENT 2

                                HUMMINGBIRD LTD.

                                1 Sparks Avenue
                            Toronto, Ontario, Canada
                                    M2H 2W1


                           MANAGEMENT PROXY CIRCULAR

                                FEBRUARY 4, 2005

                         PROVISIONS RELATING TO PROXIES


     This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Hummingbird Ltd. ("Hummingbird" or the "Corporation") for use at the annual meeting of shareholders of Hummingbird to be held on March 9, 2005 (the "Meeting") and at any and all adjournments and postponements thereof. The solicitation will be made primarily by mail, but proxies may be solicited by officers, directors or regular employees of Hummingbird. The Corporation may retain third parties (which would include, in Canada, members of the Investment Dealers Association of Canada and members of The Toronto Stock Exchange (the "TSX") and, in the United States, their respective U.S. broker-dealer affiliates or other third parties as appropriate) to solicit, on behalf of management, proxies from shareholders of the Corporation to vote in favour of the matters to come before the Meeting. The cost of soliciting proxies will be borne by the Corporation. In addition to paying solicitation fees, the Corporation may reimburse soliciting dealers for out-of-pocket expenses incurred in connection with the solicitation of proxies and may indemnify them against, among other things, liabilities under applicable securities law.

     Proxies to be used at the meeting must be deposited with CIBC Mellon Trust Company before 5:00 p.m. (Toronto time) on Tuesday, March 8, 2005.

     Shares represented by properly executed proxies in favour of the persons designated in the printed portion of the accompanying form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, where the shareholder specifies a choice with respect to any matter to be acted upon, such shares shall be voted in accordance with any specification so made. All properly executed proxies, not theretofore revoked, will be voted on any poll taken at the Meeting in accordance with the instructions contained therein. If no instructions are given with respect to any particular matter noticed for a vote, the proxy authorizes a vote in favour of such matter and it will be voted accordingly.

     A shareholder executing the enclosed form of proxy has the right under section 148(4) of the Canada Business Corporations Act (the "CBCA") to revoke the proxy (i) by instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing and deposited either at the registered office of Hummingbird shown above at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof; or (ii) in any other manner permitted by law.

                                    CURRENCY

     All dollar amounts herein are expressed in Canadian dollars unless otherwise indicated.

                      VOTING SHARES AND PRINCIPAL HOLDERS

     The only class of securities of Hummingbird carrying the right to vote at the Meeting is its common shares ("Hummingbird Shares" or "Shares") which carry the right to one vote per Share. The record date as of which securityholders entitled to vote at the Meeting will be determined is January 27, 2005 . As at the close of business on January 31, 2005, there were 17,493,282 Shares issued and outstanding. Each registered holder of a Share as of January 27, 2005 will be entitled to one vote for each Share then held on all matters to be voted upon at the Meeting.

     To the knowledge of the directors and senior officers of Hummingbird, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10 percent of the Shares.

                             ELECTION OF DIRECTORS

     Under the articles and by-laws of the Corporation, the board of directors of Hummingbird (the "Board" or the "Board of Directors") consists of a minimum of three (3) persons and a maximum of fifteen (15) persons. The current number of directors is eight. The term of office of each of the eight directors will expire at the Meeting. The eight directors to be elected at the Meeting will serve until the next annual meeting of shareholders or until their successors are duly elected or appointed. Unless authority is withheld, the management nominees named in the enclosed proxy intend to vote for the election of the nominees whose names are set forth below or for substitute nominees in the event of contingencies not known at present.

     The following information is submitted with respect to the nominees for directors, all of whom are currently serving as directors of Hummingbird and whose terms expire at the Meeting.

---------------------------------------------------------------------------------------------------------------
|                    |               |                                               |     Year   |            |
| Name of            |   Country of  |                                               |     Became |    Common  |
| Proposed Nominee   |   Residence   |         Principal Occupation                  |   Director |  Shares(1) |
|--------------------|---------------|-----------------------------------------------|------------|------------|
|                    |               |                                               |            |            |
| Fred E. Sorkin     |   Canada      |  Chairman , Hummingbird Ltd.(2)               |     1984   |  1,217,523 |
| A. Barry Litwin    |   Canada      |  President and Chief Executive Officer,       |     1984   |    923,107 |
|                    |               |  Hummingbird Ltd.(2)                          |            |            |
| John T. McLennan   |   Canada      |  Independent Director                         |     1995   |    -       |
| Andrew J. Malik    |   U.S.A.      |  Managing Director, Lehman Brothers Inc.,     |     1997   |    -       |
|                    |               |  an investment banking firm                   |            |            |
| Inder P.S. Duggal  |   Canada      |  Chief Financial Officer, Chief Controller,   |     1999   |    -       |
|                    |               |  Secretary & Treasurer, Hummingbird Ltd. (3)  |            |            |
| Mark D. Spitzer    |   U.S.A.      |  Independent Director                         |     2000   |    -       |
| Stephen A. Crane   |   U.S.A.      |  Independent Director(4)                      |     2004   |     1,000  |
| Jack Langer        |   U.S.A.      |  Independent Director                         |     2004   |    -       |
---------------------------------------------------------------------------------------------------------------

___________
Note:
(1) The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of Hummingbird, has been furnished by the respective directors.
(2) Mr. Sorkin was CEO until November 30, 2004. Mr. Litwin assumed the position of CEO effective December 1, 2004. (3) Mr. Litwin was Secretary & Treasurer until November 30, 2004. Mr. Duggal assumed the position of Secretary & Treasurer effective December 1, 2004.
(4) Mr. Crane has been Chairman and Chief Executive Officer of AlphaStar Insurance Group Limited ("AlphaStar") since November 1999. Since December 15, 2003 AlphaStar has been under bankruptcy protection pursuant to Chapter 11 of the United Sates Bankruptcy Code.

     Hummingbird has, and is required to have, an audit committee (the "Audit Committee"), the current members of which are Messrs. Spitzer (Chairman), Langer and Crane; an executive compensation committee of which Messrs. McLennan (Chairman), Langer and Crane are the current members; and a corporate governance committee (the "Corporate Governance Committee"), members of which are Messrs. Sorkin (Chairman), Malik and Crane. The Board of Directors has not established an executive committee.

                           COMPENSATION OF DIRECTORS

     Directors who are salaried officers of Hummingbird receive no compensation for serving as directors. During fiscal 2004, Hummingbird paid an aggregate of US$118,870 for the services of non-executive directors. In addition each of Messrs. McLennan, Malik, Crane and Langer were granted 50,000 options, and Mr. Spitzer was granted 20,000 options to acquire Hummingbird Shares.

                             EXECUTIVE COMPENSATION

     The following table sets forth, for the periods indicated, all compensation paid in respect of the individuals who were, at September 30, 2004, the Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers of Hummingbird (the "Named
Executives").

                                               SUMMARY COMPENSATION TABLE
   ============================================================================================================================
            NEO                               Annual Compensation            Long-Term Compensation

   ============================================================================================================================
                                                                                         Awards             Payouts
   ----------------------------------------------------------------------------------------------------------------------------
   Name and Principal          Fiscal    Salary        Bonus   Other        Securities   Shares       LTIP       All Other
   Position                    Year       ($)          ($)     Annual       Under        or Units     Payouts    Compen-
                                                               Compen-      Options      Subject       ($)       sation(2)
                                                               sation(1)    SARs         To Resale                  ($)
                                                                 ($)        Granted      Restrict
                                                                              (#)        -ions
                                                                                           ($)
   ----------------------------------------------------------------------------------------------------------------------------

   Fred E. Sorkin, (3)          2004     536,165         -        -            -            -           -            713
   Chairman and Chief
   Executive Officer            2003     536,165         -        -            -            -           -            648

                                2002     536,165         -        -       80,000            -           -          1,166
   ---------------------------------------------------------------------------------------------------------------------------
   Inder P.S. Duggal, (3)       2004     390,384         -        -      100,000            -          -           1,425
   Chief Financial
   Officer                      2003     390,384         -        -      100,000            -          -           1,296

                                2002     390,384         -        -            -            -          -           1,166
   ---------------------------------------------------------------------------------------------------------------------------


   ---------------------------------------------------------------------------------------------------------------------------

   Fabrizio Mignini,            2004     820,336         -        -            -            -           -           -
   Senior
   Vice-President, Sales        2003     878,781         -        -            -            -           -           -

                                2002     934,412         -        -            -            -           -           -
   ---------------------------------------------------------------------------------------------------------------------------

   Giovanni Evangelisti,        2004     654,606         -        -            -            -           -           -
   Vice-President,
   European Sales               2003     686,393         -        -            -            -           -           -

                                2002     534,147         -        -            -            -           -           -
   ---------------------------------------------------------------------------------------------------------------------------

   Elias Diamantopoulos,        2004     914,192         -        -            -            -           -          1,150
   Vice-President, Sales
                                2003     525,292         -        -            -            -           -          1,063

                                2002     581,252         -        -       30,000            -           -            941
   ---------------------------------------------------------------------------------------------------------------------------

 Notes:
 (1) The aggregate value of perquisites and other benefits provided by the Corporation with respect to any Named Executive in a fiscal year does not exceed the lesser of $50,000 and 10% of the total salary and bonus paid to such Named Executive in such fiscal year.
(2) Amounts shown in this column represent premiums paid for term life insurance for the benefit of the Named Executive.

(3) Mr. Sorkin was the CEO until November 30, 2004, Mr. Litwin assumed the position of CEO with effect from December 1, 2004 and Mr. Duggal assumed the position of Secretary & Treasurer with effect from December 1, 2004.

Options

     The only options to purchase Shares granted to the Named Executives during fiscal 2004 pursuant to the 1996 Employee Stock Option Plan of Hummingbird (the "Option Plan") were options in respect of 100,000 Shares granted to Mr. Duggal, representing 29.8% percent of all options granted to Hummingbird employees during fiscal 2004. The exercise price of these options is $28.51 per share. The market value of the Shares on the date of grant was $28.51 per share. These options will expire on August 23, 2010.

     The following table summarizes the number and value of options exercised by each of the Named Executives during fiscal 2004 and the number and current value of unexercised options for each of the Named Executives on September 30, 2004.

                         Aggregate Option Exercises During Most Recently Completed
                             Fiscal Year and Financial Year-End Option Values

 ---------------------- ----------------- ------------ --------------------------- ------------------------

 Name                    Shares Acquired   Aggregate     Unexercised Options at       Value of Unexercised
                          On Exercise Of     Value          Fiscal Year End          In-the-money Options
                             Options        Realized                                  At Fiscal Year end

                                                             Exercisable /              Exercisable /
                                                             Unexercisable              Unexercisable
 ---------------------- ----------------- ------------ --------------------------  ------------------------
 Fred Sorkin                       -              -        53,333         26,667      94,400      47,200
 ---------------------- ----------------- ------------ --------------------------- ------------------------
 Fabrizio Mignini                  -              -       163,334          -            -            -
 ---------------------- ----------------- ------------ --------------------------- ------------------------
 Giovanni Evangelisti              -              -        25,000          -            -            -
 ---------------------- ----------------- ------------ --------------------------- ------------------------
 Inder Duggal                      -              -       200,333        166,667        -            -
 ---------------------- ----------------- ------------ --------------------------- ------------------------
 Elias Diamantopoulos              -              -        25,667          5,333        -            -
 ---------------------- ----------------- ------------ --------------------------- ------------------------


                        Equity Compensation Plan Information (as of January 31, 2005)
                        -------------------------------------------------------------

 ------------------------------- ------------------------------- --------------------------- --------------------------
         Plan Category             Number of securities to be    Weighted-average exercise     Number of securities
                                     issued upon exercise of        price of outstanding     remaining available for
                                  outstanding options, warrants    options, warrants and      future issuance under
                                           and rights                      rights              equity compensation
                                                                                                 plans (excluding
                                                                                               securities reflected
                                                                                                under the heading
                                                                                              "Number of securities
                                                                                                to be issued upon
                                                                                             exercise of outstanding
                                                                                              options, warrants and
                                                                                                     rights"
 ------------------------------- ------------------------------- --------------------------- --------------------------
 Equity compensation plans                  2,598,460                     $ 38.36                     655,812
 approved by securityholders
 ------------------------------- ------------------------------- --------------------------- --------------------------
 Equity compensation plans                        __                           __                         __
 not approved by
 securityholders
 ------------------------------- ------------------------------- --------------------------- --------------------------
      Total                                 2,598,460                     $ 38.36                    655,812
 ------------------------------- ------------------------------- --------------------------- --------------------------

                   COMPOSITION OF THE COMPENSATION COMMITTEE

     The members of the executive compensation committee of the Board of Directors (the "Compensation Committee") during fiscal 2004 were Mr. McLennan, Mr. Crane and Mr. Langer. No member of the Compensation Committee is employed by Hummingbird or is a former officer or employee of Hummingbird or has any material interest in any agreement, arrangement or understanding with Hummingbird. Mr. McLennan is the Chairman of the Compensation Committee.


                      STATEMENT OF EXECUTIVE COMPENSATION

     The following report is provided by the Compensation Committee. The Compensation Committee is responsible for making recommendations to the Board of Directors concerning the compensation of Mr. Sorkin and Mr. Litwin. The Chief Executive Officer is responsible for establishing the level of compensation of the other executive officers of Hummingbird. The objectives of Hummingbird's executive compensation strategy are to:

     1. attract and retain talented and effective individuals to assume responsibility for those functions that are critical to Hummingbird's success;

     2. encourage and recognize high levels of performance by linking achievement of specific goals with incentive compensation; and

     3. link long term compensation to the achievement of Hummingbird's strategic objectives of growth and the enhancement of shareholder value through increases in share prices resulting from increases in revenues and profits.

     Hummingbird's executive compensation program embodies four components:

     1.  base salary;

     2. bonus (or commission for those executives principally responsible for a sales function);

     3.  stock options; and

     4.  benefits and other perquisites.


Base Salaries

     Base salary for Mr. Sorkin was established pursuant to the employment contract entered into in October 1993 and is subject to annual increase of not less than 15% and such further increase as determined by the Board of Directors upon the recommendation of the Compensation Committee. Given market conditions, Mr. Sorkin did not accept any salary increase or bonus and thus, the Compensation Committee agreed that there would be no salary increase and no bonus paid in fiscal 2004. Base salaries for the other Named Executives are determined by the Chief Executive Officer based on the performance and seniority of the Named Executive and the size and stage of development of Hummingbird and are reviewed from time to time to ensure compatibility with North American software industry norms. Increases in base salary were not made in fiscal 2004; the increase in salaries of the other Named Executives is due to increased commissions.

Bonuses and Commissions

     Pursuant to his employment contract, Mr. Sorkin is entitled to bonus in amount determined by the Compensation Committee and based on achievement of fiscal objectives determined in advance by the Board of Directors. Given market conditions, Mr. Sorkin has not accepted any bonus since fiscal 2001 and this was agreed to by the Compensation Committee. Mr. Sorkin did not get a bonus for fiscal 2004. Bonuses for the other Named Executives are determined by the Chief Executive Officer and are generally based on the seniority of the employee and achievement of pre-determined performance targets. Three Named Executives who are involved in sales and other sales employees are compensated on a base salary plus commission basis to provide an appropriate incentive to increase sales of Hummingbird's products. Bonuses may also be awarded to these employees for exceeding performance targets. Bonuses have not been awarded since fiscal 2001.

Stock Options

     Stock options granted under the Options Plan provide a mechanism to link long term compensation to Hummingbird Share prices and are generally granted based on seniority and performance of the relevant employee. Hummingbird believes that, as is the case for many companies in the highly competitive technology industry, stock options are important for attracting and retaining talented employees. In determining whether and how many new option grants would be made, the amount and terms of outstanding options were taken into account.

Benefits and Perquisites

     Benefits and perquisites are valued in assessing the competitiveness of overall compensation. Benefits include group insurance, and perquisites are primarily business related and include items such as automobiles.

Compensation of the Chairman and Chief Executive Officer

     The components of the compensation of the Chairman and Chief Executive Officer(1) for the fiscal year ended September 30, 2004 were salary, benefits and perquisites. The salary of the Chairman and Chief Executive Officer was established by a contract entered into on October 1, 1993 and is subject to annual increases of not less than 15% and such further increase as the Board of Directors determines based on the recommendation of the Compensation Committee. Pursuant to this employment contract, the Chairman and Chief Executive Officer is also entitled to an annual bonus of not less than $50,000 if Hummingbird achieves fiscal objectives determined by the Board of Directors in advance. Given market conditions, Mr. Sorkin has not accepted any salary increase or bonus since fiscal 2001 and this was agreed to by the Compensation Committee. Mr. Sorkin did not receive any salary increase or bonus in fiscal 2004.

Submitted on behalf of the Executive Compensation Committee.

John T. McLennan, Chairman
Stephen A. Crane
Jack Langer

----------

(1) Mr. Sorkin was the CEO until November 30, 2004, Mr. Litwin assumed the position of CEO with effect from December 1, 2004.

                               PERFORMANCE GRAPH

     The following graph compares the total cumulative shareholder return since September 30, 1999 for $100 invested in Hummingbird Shares on such date with the total cumulative return of the S&P/TSX Composite Index (the total index return, including dividends re-invested).


                        $100 Invested September 30, 1999

[Graphic Chart Omitted - The chart compares the shareholders return on $100 invested in the S&P/TSX Composite Index versus $100 invested in Hummingbird shares for the periods indicated in the table below. The results for such periods are as set out in the table below.]


--------- ----------- ---------- ----------- ----------- ----------- -----------
           9/30/1999   9/29/2000  9/28/2001  9/30/2002    9/30/2003   9/30/2004
--------- ----------- ---------- ----------- ----------- ----------- -----------
   TSE        100         149         98         89          107         125
--------- ----------- ---------- ----------- ----------- ----------- -----------
   HUM        100         136         80         70           82          79
--------- ----------- ---------- ----------- ----------- ----------- -----------


                              EMPLOYMENT CONTRACTS

      All Named Executives have written employment agreements with Hummingbird. These agreements contain confidentiality, non-competition and non-solicitation provisions. Base salaries for Messrs. Mignini, Evangelisti and Diamantopoulos increase at the discretion of the Chief Executive Officer. Messrs. Mignini, Evangelisti and Diamantopoulos are entitled to commissions based on achievement of sales targets. Mr. Mignini is entitled to an annual bonus of not less than US$50,000, if fiscal objectives, determined in advance by the Corporation, are achieved. Mr. Mignini's employment agreement contains provisions relating to payment in the event of constructive dismissal, termination of employment or change of control. In the event that Mr. Evangelisti is terminated other than for gross negligence or serious misconduct, he will be entitled to six months' notice and a severance payment representing 7.5% of the gross annual amount of all of his remuneration, including non-cash benefits and ancillary wages paid during his employment with the Corporation up to the effective date of his departure. If Mr. Diamantopoulos is terminated without cause he will be entitled to eight weeks notice plus the minimum notice and severance required under applicable law. Base salaries for the remaining Named Executive Officers (the "Other Named Executives") increase annually by not less than 15% and such further increase as may be determined by the Board of Directors upon the recommendation of the Compensation Committee. The Other Named Executives are also entitled to receive an annual bonus of not less than $50,000 each, if fiscal objectives, determined in advance by the Corporation, are achieved. The agreements with the Other Named Executives also include provisions relating to benefits and perquisites, and require the Corporation to pay 30 months salary, benefits and bonus (based on the largest bonus in the preceding years) in the event of termination of their employment without cause, termination of employment following a change of control of Hummingbird or in the event of termination, including for cause, except in limited circumstances.

       INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     No director or officer of Hummingbird, or any associate thereof, is, or at any time since the beginning of the Corporation's most recent financial year has been, indebted to the Corporation or indebted to another entity where that indebtedness is, or at any time since the beginning of the Corporation's most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.


                       DIRECTORS' AND OFFICERS' INSURANCE

     As at September 30, 2004, Hummingbird provides directors' and officers' liability insurance with a policy limit of US$10,000,000 in the aggregate, in each policy year, subject to a deductible of US$50,000 (US$300,000 for security claims) per occurrence in respect of claims made thereunder by Hummingbird. Under this insurance coverage, the insurer pays on behalf of Hummingbird and the directors and officers as the case may be. The total current annual premium for the policy is US$284,000 (including broker's fee and applicable taxes), which is paid in full by Hummingbird.


                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors believes that sound corporate governance practices are essential to the success of Hummingbird's business. Hummingbird complies with applicable corporate governance requirements of stock exchanges and securities commissions, including requirements of the TSX, the Marketplace Rules of the Nasdaq Stock Market, Inc. (the "Nasdaq Rules"), requirements of Canadian securities regulators and rules promulgated by the Securities and Exchange Commission (the "SEC Rules"), and closely monitors developments in this area. As required by section 473 of the TSX Company Manual, this statement describes Hummingbird's approach to corporate governance with specific reference to each of the guidelines set out in section 474 of the TSX Company Manual (the "Guidelines").

Mandate of the Board of Directors

     The Board of Directors (the "Board") is responsible for overseeing the operation of Hummingbird's business and for supervising the management of Hummingbird's business and affairs. Under Hummingbird's governing statute (the
CBCA), the Board is required to carry out its duties with a view to the best interests of Hummingbird. To assist it in fulfilling this responsibility, the Board has specifically recognized its responsibility for the following areas:

     (a) adoption of a strategic planning process - the Board is informed of and participates in strategic initiatives as they develop and provides direction to management;

     (b) identification of the principal risks of Hummingbird's business and monitoring the implementation of appropriate systems to manage these risks;

     (c) succession planning, including appointing, training and monitoring senior management - the Board evaluates senior management on a regular basis;

     (d) a communications policy to facilitate communications with shareholders and others involved with Hummingbird - Hummingbird maintains an active investor and public relations program to disseminate information and to respond to inquiries; and

     (e) the integrity of Hummingbird's internal control and management information systems - the Audit Committee oversees the integrity of Hummingbird's internal control and management information systems and reports to the Board.

     In addition to those matters which must by law be approved by the Board, management seeks Board approval for any transaction which is out of the ordinary course of business or could be considered to be material to the business of Hummingbird.

     The frequency of the meetings of the Board of Directors as well as the nature of agenda items change depending upon the state of Hummingbird's affairs and in light of opportunities or risks which Hummingbird faces. Hummingbird holds a minimum of four regular meetings of the Board of Directors in each fiscal year. The Board is relatively small and, accordingly, is able to meet on short notice as may be necessary in order to consider or respond to special business.

Composition of the Board

     The Guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as "unrelated directors" and define an "unrelated director" as a director who is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with that director's ability to act with a view to the best interests of Hummingbird, other than an interest arising from shareholdings. The Nasdaq Rules define an "independent director" to be a director other than an officer or employee of Hummingbird or its subsidiaries or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and specify certain relationships that result in an individual not being considered independent.

     The directors have considered their respective interests in and relationships with Hummingbird and, using the definitions of "unrelated director" and "independent director" referred to above, have concluded that five of the Board's eight members are presently unrelated and independent directors. Mr. John T. McLennan was appointed Vice-Chairman of the Board in June 1999 but is not a member of management or an employee of the Corporation, and the Board has concluded that this appointment does not affect the characterization of Mr. McLennan as an unrelated and independent director. Mr. Andrew J. Malik is a Managing Director of Lehman Brothers Inc. which has in the past provided, and may in the future provide, investment advisory services to the Corporation. The Corporation has not paid any fees for services provided by Lehman Brothers Inc. in the past three years. The Board has concluded that Mr. Malik is an unrelated and independent director. Messrs. Mark D. Spitzer, Stephen A. Crane, and Jack Langer have no relationship with the Corporation other than as directors.

     Mr. Sorkin, the Chairman,(2) Mr. Litwin, the President and Chief Executive Officer,(2) and Mr. Duggal, the Chief Financial Officer, Chief Controller and Secretary & Treasurer of the Corporation, by virtue of being members of management, are neither unrelated nor independent directors. The Board believes that the presence of these three individuals on the Board is an important part of the effective corporate governance of Hummingbird. The knowledge that each of these directors brings to the Board and the insight that each offers into his particular area of responsibility within Hummingbird have been instrumental in creating a board that functions effectively.

----------

(2) Mr. Sorkin was the CEO until November 30, 2004, Mr. Litwin assumed the position of CEO with effect from December 1, 2004.

Nominees to the Board and Assessing Effectiveness

     The Guidelines recommend that a board of directors should appoint a nominating committee for proposing new nominees to the full board and for assessing the effectiveness of the board as a whole, the committees of the board and the contributions of individual directors. The Corporate Governance Committee is responsible for proposing new nominees and assessing the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. Nominees to the Board are recommended by the Corporate Governance Committee and approved by a majority of the Board of Directors. In addition, the President and Chief Executive Officer meets with individual members of the Board when appropriate and solicits the input of outside (i.e. non-management) directors to assess the performance of the Board, its committees and individual directors and to determine whether the composition of the Board should be changed. When appropriate the President and Chief Executive Officer also consults with outside advisors on these matters. Additionally, the unrelated and independent directors evaluate their performance annually.

Orientation of New Directors

     The Guidelines recommend that corporations provide an orientation and education program for new directors. While no formal program is in place, new directors meet with management and other directors in order to become familiar with Hummingbird's business.

Size of the Board

     The Board was increased from six to eight directors thereby resulting in the Corporation having a majority of independent and unrelated directors on the Board. It is the responsibility of the Corporate Governance Committee to periodically review the size of the Board and recommend appropriate changes to the Board.

Compensation of Directors

     Consistent with the Guidelines, the Corporate Governance Committee reviews the adequacy and form of the compensation of the directors and makes recommendations to the Board of Directors. The Board believes that their compensation realistically reflects the responsibilities and risks involved in being an effective director.

Committees

     The Guidelines recommend that committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors and that the Audit Committee should be composed of only outside directors. The Audit Committee and the Compensation Committee are comprised exclusively of outside and unrelated directors, all of whom are "independent directors" within the meaning of the Nasdaq Rules. The Corporate Governance Committee is comprised of a majority of outside and unrelated directors, all of whom are "independent directors" within the meaning of the Nasdaq Rules.

Audit Committee

     The Board has adopted a Charter for the Audit Committee that meets the requirements of the Nasdaq Rules. Consistent with the Guidelines, the Audit Committee Charter defines the role and responsibility of the Audit Committee to provide guidance to Audit Committee members as to their duties. In addition to carrying out its statutory legal responsibilities (including the review of Hummingbird's annual financial statements prior to their presentation to the Board), the Audit Committee oversees management's reporting on internal control and ensures that management has designed and implemented an effective system of internal control. The Audit Committee and the external auditors review Hummingbird's quarterly interim financial statements and, based on this review, the

Audit Committee makes recommendations to the Board in respect thereto. As recommended by the Guidelines, Hummingbird's management and external auditors are available to discuss with the Audit Committee Hummingbird's financial affairs and quarterly results to assist the committee in the effective discharge of its duties. Hummingbird does not have an internal auditor.

     The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Corporation's independent auditor engaged for the purpose of preparing or issuing an auditor report or related work or performing other audit, review or attest services for the Corporation. The Audit Committee approves all fees paid to Hummingbird's external auditor.

     Hummingbird conducts an appropriate review of all related party transactions (i.e., transactions that must be disclosed pursuant to Securities and Exchange Commission Regulation S-K, Item 404) for potential conflict of interest situations on an ongoing basis and all such transactions must be approved by the Audit Committee.

     As required under the Nasdaq Rules, each member of the Audit Committee is able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement. Also as required under the Nasdaq Rules, at least one member of the Audit Committee has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in his financial sophistication. The Audit Committee consists of two "audit committee financial experts" within the meaning of the SEC Rules, Messrs. Spitzer and Crane.

     The Board has adopted a Whistleblower Policy setting out the responsibility of directors, officers and employees of the Corporation to promptly report complaints or concerns regarding accounting, internal accounting controls and auditing matters. Among other matters, the Whistleblower Policy prohibits retaliation for good faith complaints regarding these matters. The Audit Committee is responsible for administering the Whistleblower Policy.

Executive Compensation Committee

     The Compensation Committee reviews the compensation of the President and Chief Executive Officer. It also reviews the overall compensation philosophy as it relates to option grants. The report of this committee for the last fiscal year is presented elsewhere in this Circular.

Responsibility for Corporate Governance Issues

     Consistent with the Guidelines, the Board appointed a Corporate Governance Committee a majority of which are independent directors.

Management's Responsibilities and Development of Corporate Objectives

     The Guidelines recommend that the Board and the Chief Executive Officer should develop position descriptions for the Board and the Chief Executive Officer, including the definition of limits to management's responsibilities, and should approve or develop the corporate objectives that the Chief Executive Officer is responsible for meeting.

     The Board is responsible for overseeing the business of the Corporation. In this regard, the Board has adopted a resolution setting out the responsibilities of the unrelated and independent directors.

     The Chief Executive Officer is responsible for the Corporation's day to day operations and for developing and implementing Hummingbird's corporate objectives. The Chief Executive Officer and the Board communicate regularly about these matters and work together to develop Hummingbird's strategic plan. The membership of several key members of management, including the Chief Executive Officer, on the Board and, as necessary, the attendance by other members of management at Board meetings at the request of the Board are key elements to the effective and informed functioning of the Board of Hummingbird.

     Defined limits to management's responsibilities have not been established, but the Board expects Hummingbird's management to take the initiative in identifying opportunities and risks affecting Hummingbird's business and finding ways to deal with these opportunities and risks for the benefit of Hummingbird. The Board continues to be confident that Hummingbird's management responds ably to this expectation.

Independence from Management

     The Guidelines state that every board should have in place appropriate structures and procedures to ensure that the board can function independently of management. Mr. Fred Sorkin, the former Chief Executive Officer of Hummingbird, serves as Chairman of the Board of Directors. While the Board has considered the issue of an independent chair of the Board, in light of Mr. Sorkin's role in founding Hummingbird and his guidance in its successful development, the Board considers him uniquely suited to fulfill the role of chair at the meetings of the Board of Directors. The independent functioning of the Board is assisted by the fact that the Vice-Chair of the Board, Mr. John McLennan, is not a member of management and the Audit Committee and the Compensation Committee are both composed only of outside directors. The Board has resolved that the unrelated and independent directors shall meet as often as may be deemed necessary, and at least four times per year.

Outside Advisors

     The Guidelines state that every board should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Corporation's unrelated and independent directors are authorized by the Board to retain such independent counsel or other consultants or advisors as they deem necessary at the Corporation's expense. Other requests to retain outside advisors at the expense of the Corporation will be considered by the Board in appropriate circumstances.

Response to Shareholders

     Hummingbird communicates regularly with its shareholders. Management is available to shareholders to respond to questions and concerns on a prompt basis. Hummingbird employs an investor relations officer who is responsible for investor relations activities. The President and Chief Executive Officer and the Chief Financial Officer actively participate in the investor relations program. The Board believes that management's communications with shareholders and the avenues available for shareholders and others interested in Hummingbird to have their inquiries about Hummingbird answered are responsive and effective.

     Additional financial information is provided by Hummingbird's comparative financial statements and MD&A for fiscal 2004. Shareholders can contact our Investor Relations Officer at 1 Sparks Avenue, Toronto, Ontario, Canada, M2H 2W1 to request copies of Hummingbird's financial statements and MD&A for fiscal 2004.

     Additional information relating to Hummingbird is available on SEDAR at www.sedar.com.

Business Code of Ethics

     The Board has adopted a Business Code of Ethics applicable to all directors, officers and employees, a copy of which may be obtained on the Corporation's website (www.hummingbird.com). The code complies with the requirements of the Nasdaq Rules and the SEC Rules. Waivers from and amendments to the code are disclosed as required under the SEC Rules and the Nasdaq Rules.

                            APPOINTMENTS OF AUDITORS

     Management of Hummingbird proposes to nominate, with the concurrence of the Audit Committee, Deloitte & Touche LLP, the present auditors, as auditors of Hummingbird, to hold office until the next annual meeting of shareholders.

     Unless authority is withheld, the persons named in the enclosed proxy intend to vote for the re-appointment of Deloitte & Touche LLP as auditors of Hummingbird at a remuneration to be fixed by the Board of Directors.


                             SHAREHOLDER PROPOSALS

     To propose any matter for a vote by the shareholders at an annual meeting of the Corporation a shareholder must send a proposal to the Corporate Secretary of Hummingbird at 1 Sparks Avenue, Toronto, Ontario, Canada, M2H 2W1 at least 90 days before the anniversary date of the notice for the previous years meeting. Proposals for the Corporation's 2006 annual meeting must be received no later than November 2, 2005. The Corporation may omit any proposal from its proxy circular and annual meeting for a number of reasons under the CBCA including, receipt of the proposal by the Corporation subsequent to November 2, 2005.


                                 OTHER BUSINESS

     Management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Management Information Circular. However, if any other matters, which are not known to management, should properly come before the Meeting, it is the intention of the persons designated in the form of proxy accompanying this Management Information Circular to vote upon such matters in accordance with their best judgement.


                             APPROVAL BY DIRECTORS

     The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of Hummingbird.





INDER P.S. DUGGAL
CFO and Secretary

February 4, 2005

                                                                   DOCUMENT 3

                                 Form 52-109FT1

                        Certification of Annual Filings

I, A. Barry Litwin as President and Chief Executive Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the year ended September 30, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the annual filings.

Dated - February 10, 2005


/s/ A. Barry Litwin
President and Chief Executive Officer

                                                                   DOCUMENT 4

                                 Form 52-109FT1

                        Certification of Annual Filings

I, Inder P.S. Duggal as Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the year ended September 30, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the annual filings.

Dated - February 10, 2005


/s/ Inder P.S. Duggal
Chief Financial Officer

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   HUMMINGBIRD LTD.
                                        ----------------------------------------
                                                     (Registrant)



Date:   February 14, 2005               By: /s/  Inder P.S. Duggal
        ------------------                 -------------------------------------
                                                   (Signature)
                                           Inder P.S. Duggal
                                           Chief Financial Officer and
                                           Chief Controller